CITY NATIONAL ROCHDALE FUNDS

OPERATING EXPENSE LIMITATION AGREEMENT

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is dated as of ______________, 2018 by and between CITY NATIONAL ROCHDALE FUNDS, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (the “Fund”), and City National Rochdale, LLC (the “Adviser”), the investment adviser of the Fund.

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Amended and Restated Investment Management Agreement between the Trust and the Adviser effective as of _____________, with respect to the Fund (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Operating Expenses (as defined in Paragraph 2 of this Agreement) for each class of the Fund set forth in Appendix A (each a “Class”) for the Expense Limitation Period (as defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the mutual premises and covenants hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

a.	The Adviser hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund. In the event that the current Operating Expenses for the Fund, as accrued each month, exceed Fund’s Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Adviser’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to the Fund and each Class of shares thereof:

a.	The term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund (or Class, as applicable), including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses, but does not include taxes, leverage interest, brokerage commissions, dividend or interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A) and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses.

b.	For each Fund, the term “Expense Limitation Period” is defined as the period of time commencing on the Effective Date (as defined in Paragraph 4 herein) and ending at the end of the fourth (4th) month following the Fund’s fiscal year end, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.	Reimbursement of Fees and Expenses. Any payments to the Fund by the Adviser (with respect to a Class, as applicable) (each a “Subsidy”) pursuant to this Agreement are subject to reimbursement by the Fund (or Class, as applicable) to the Adviser for a period ending three (3) full fiscal years after the date of the Subsidy, if so requested by the Adviser. The reimbursement may be requested from the Fund (or Class, as applicable) if the aggregate amount of the Fund’s (or Class’) Operating Expenses for the fiscal year in which the request for reimbursement is made, taking into account the reimbursement, does not exceed the Annual Limit in place at the time of the Subsidy or the current limitation on the Funds’ or (Class’) Operating Expenses, if less. In no case will the reimbursement amount exceed the total amount of Subsidies made by the Adviser with respect to the Fund (or Class, as applicable) pursuant to this Agreement and no reimbursement will include any amounts previously reimbursed. No reimbursement may be paid prior to the Fund’s payment of current Operating Expenses. Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated. In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.	Term. This Agreement shall become effective with respect to each Fund (or Class, as applicable), on the date specified in Appendix A (the “Effective Date”) and shall remain in effect through the end of the Fund’s Expense Limitation Period, and shall automatically renew for an additional one- year period following the end of the Fund’s Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.	Termination. This Agreement may be terminated at any time with respect to any Fund or Class, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may be terminated by the Adviser with respect to any Fund or Class, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period subject to the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate, with respect to any Fund listed in Appendix A if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.	Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

CITY NATIONAL ROCHDALE FUNDS	CITY NATIONAL ROCHDALE, LLC

By:	By:
Print Name:	Print Name:
Title:	Title:

Appendix A

Fund (and Class, as applicable)	Annual Operating Expense Limit	Effective Date
City National Rochdale Short Term Emerging Markets Debt Fund
Institutional Class	%
Class Y	%
Class N	%

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